UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 000-27974

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 21, 2013, Cimatron Limited, or Cimatron, announced the pricing by certain of its shareholders of an underwritten, secondary public offering of 2,500,000  Cimatron ordinary shares held by them, with a 30-day over-allotment option for the underwriter to include in the offering up to an additional 375,000 ordinary shares to be sold by the shareholders, in each case at a price to the public per share of $5.25. The press release describing that announcement is attached hereto as Exhibit 99.1.

The content of this Report of Foreign Private Issuer on Form 6-K (this “Report”), including the exhibit hereto, is hereby incorporated by reference in Cimatron’s registration statement on Form F-3, filed with the Securities and Exchange Commission, or the SEC, on September 8, 2009, SEC File Number 333-161781.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By: /s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: March 21, 2013

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release dated March 21, 2013 issued by Cimatron Limited.